GulfMark Offshore Reports
Second Quarter 2002 Results
&
New Credit Facility

     HOUSTON-July 31, 2002--GulfMark Offshore, Inc. (Nasdaq: GMRK) today announced net income for the second quarter of 2002 of $8.1 million, or $0.40 per share (diluted), on revenues of $34.6 million. This compares to net income of $5.4 million, or $0.32 per share (diluted), on revenues of $26.5 million in the second quarter of 2001, excluding the $16.2 million, or $0.96 per share (diluted) of deferred tax recapture recorded in the second quarter of 2001. Operating income of $10.2 million in the second quarter of 2002 set a new record for second quarter operating results, surpassing the previous record set in 1998, and was $1.6 million higher than the first quarter of 2002.

     Bruce Streeter, President and COO of the Company, said, "We are very pleased with the results of the second quarter. Our high level of contract cover in the North Sea, coupled with our limited exposure to the spot market in that region, resulted in the improvement in our financial performance both quarter over quarter in the current year as well as compared to last year. The strengthened currencies in the United Kingdom and Norway also had a positive effect on our financial results for the quarter compared to the first quarter of 2002, as currency gains created a favorable $1.8 million pre-tax income statement impact in the quarter. Partially offsetting the currency gains were one-time costs related to a joint venture terminated in June 2002 and low utilization of the joint venture vessel during the quarter."

     Revenues increased $8.1 million in the second quarter of 2002 compared to the same period in 2001. The nine vessel increase in the North Sea fleet contributed $8.7 million of the improvement while higher average day rates in Southeast Asia and Brazil added $0.4 million. Partially offsetting were decreased utilizations in the North Sea and Southeast Asia, $1.2 million. When compared to the first quarter of 2002, the second quarter revenues increased $4.8 million as a result of the full quarter contribution from two new vessels that delivered in February 2002 while an increase in the number of calendar days in the quarter added $2.0 million. Also contributing to the quarter over quarter increase were an increase in the average day rate in the North Sea, $2.1 million, and higher utilization in all regions, $0.7 million.

     On June 26, 2002, GulfMark finalized an agreement with a group of five banks for a new $100 million secured credit facility. The new facility replaces the existing $75 million facility that was set to expire in June 2003. The new facility will be available for acquisition of assets as well as for general corporate purposes, including the completion of the Company's newbuild program. Collateral provided to the lenders by the Company will determine the borrowing availability under the terms of the agreement. The facility will reduce by $4 million per quarter beginning September 30, 2004, with a final maturity of $44 million on March 31, 2008. Mr. Streeter said "This new facility was developed to provide financial flexibility with expanded capacity should we desire to use it for acquisition opportunities while also affording backup support for the newbuild program."

     The seven remaining vessels in the Company's newbuild program remain on time and within budget with two vessels to be delivered in the fourth quarter of 2002, four vessels in 2003 with one at the end of each quarter and one in mid-2004. Capital expenditures in the second quarter of 2002 were $9.2 million, primarily consisting of $2.4 million related to the Brazilian newbuild, $2.4 million associated with the other newbuild vessels and $3.2 million related to drydockings of vessels in the first two quarters. .

     At June, 2002 the Company had working capital of $42.9 million, including $21.5 million in cash plus availability of the new credit facility.

     GulfMark will hold a conference call to discuss the second quarter earnings with analysts, investors and other interested parties at 9:00 A.M. EDT/8:00 A.M. CDT on Thursday, August 1, 2002. Those interested in participating in the conference call should call 800/450-0821 (612/332-0819, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio webcast at http://www.irconnect.com/primecast/02/q2/gmrk_2q2002.mhtml. A replay will be available after the conference call at 12.30 p.m. Eastern time on August 1, 2002 through August 3, 2002 at 800/475-6701 (320/365-3844 if outside the U.S. and Canada) with the access code of 645401.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty (53) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, Brazil and West Africa.

Contact:      Edward A. Guthrie, Executive Vice President
                   E-mail: Ed.Guthrie@GulfMark.com
                   (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

OPERATING RESULTS
(in 000's except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	---------------------------------------		---------------------------------------
	2002	2001	2002	2001
	---------------	---------------	---------------	---------------

Revenues	$34,594	$26,469	$64,369	$48,346
Direct operating expenses	14,414	9,741	26,776	18,742
Bareboat charter expense	2,261	2,243	4,443	4,425
General and administrative expenses	2,409	1,748	4,597	3,302
Depreciation and amortization	5,265	3,436	9,707	6,591
	---------------	---------------	---------------	---------------
Operating Income	10,245	9,301	18,846	15,286

Interest expense, net of interest income	(2,776)	(2,479)	(5,840)	(4,870)
Minority interest	93	(677)	227	(616)
Other, net	1,532	22	1,817	(59)
	---------------	---------------	---------------	---------------
Income (loss) before income taxes	9,094	6,167	15,050	9,741
Income tax (provision) benefit	(975)	15,420	(1,568)	14,431
	---------------	---------------	---------------	---------------
Net income (loss)	$8,119	$21,587	$13,482	$24,172
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DILUTED EARNINGS PER SHARE:
NET INCOME (LOSS)	$0.40	$1.28	$0.72	$1.43
	=========	=========	=========	=========
Weighted average common shares	19,884	16,398	18,374	16,388
Weighted average diluted common shares	20,401	16,906	18,853	16,890

Revenue by Region (000's)
North Sea based fleet	$27,941	$20,061	$51,096	$36,007
Southeast Asia based fleet	4,064	4,041	8,093	7,665
Brazil based fleet	2,589	2,367	5,180	4,674

Rates Per Day Worked
North Sea based fleet	$11,029	$11,079	$10,575	$10,495
Southeast Asia based fleet	4,516	4,356	4,610	4,321
Brazil based fleet	10,044	9,402	10,348	9,425

Overall Utilization %
North Sea based fleet	96.6%	97.6%	94.7%	96.0%
Southeast Asia based fleet	85.6%	88.6%	82.8%	85.2%
Brazil based fleet	96.9%	94.6%	94.7%	93.7%

Average Owned or Chartered
North Sea based fleet	29.0	20.4	28.4	19.7
Southeast Asia based fleet	12.0	12.0	12.0	12.0
Brazil based fleet	3.0	3.0	3.0	3.0
	---------------	---------------	---------------	---------------
Total	44.0	35.4	43.4	34.7
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